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                                   EXHIBIT 16

August 15, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Dover Corporation and, under the date of February 22, 1995, we reported on the consolidated financial statements of Dover Corporation and subsidiaries as of and for the years ended December 31, 1994, 1993 and 1992. On August 7, 1995 our appointment as principal accountants was terminated. We have read Dover Corporation's statements included under Item 4(a) of its Form 8-K dated August 11, 1995, and we agree with such statements, except that we are not in a position to agree or disagree with Dover Corporation's statement that the change was recommended by Dover Corporation's management and approved by both the Audit Committee and the Board of Directors.

Very truly yours,

/s/ KPMG Peat Marwick L.L.P.

KPMG Peat Marwick L.L.P